299 S. Main Street, Suite 1300 | Salt Lake City, Utah 84111 | 801-534-4435

December 12, 2018

Kate McHale

Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing and Construction

Washington, D.C.  20549

Re:MinMax Spaces

Registration Statement on Form 1-A

File No. 024-10882

Dear Ms. McHale:

We are in receipt of your comment letter dated October 18, 2018, regarding the Registration Statement (“Registration Statement”) on form 1-A filed by MinMax Spaces (the “Company”).  This letter sets forth the Company’s responses to your comments.  In order to assist you in your review of the amendment, we will respond to each of the comments contained in your letter in the order presented.  All initially capitalized terms in this letter have the same meanings given them in the second amendment, unless the context otherwise requires.

Your comments and the Company’s responses to them are as follows:

Form 1-A/A October 2, 2018

Dilution, page 14

1. Please revise your as adjusted net tangible book value per share after this offering for the $1,000,000 threshold amount, or explain why you believe $.11 is accurate.

The adjusted net tangible book value per share after this holding has been updated to reflect a value per share of $0.06.

Capitalization, page 17

2. We note that some of the amounts shown here are not the same as those disclosed in your audited August 31, 2018 balance sheet found in the financial statement section of this filing.  Please explain why these differences are appropriate or revise your capitalization table.

The capitalization table has been revised to reconcile these differences.

Managements Projections, page 25

3. We note your response to prior comment number 5.  In light of the fact that you had not generated revenues as of August 31, 2018, please provide additional details about your 2018 projection showing you have a reasonable basis therefor.  For example, do you have firm purchase orders or letters of intent from prospective customers?  Does your management have some expertise that provides them with a basis to believe that all revenues would be realized in the final quarter of the year?  Explain more about your chosen markets and your assumptions about margins.  Since you present your business model as unique, explain how you used competitors' pricing to establish a baseline from which to determine your projected margins.

This section has been revised as follows:

The Company anticipates revenue for 2019 to be approximately $8,000,000 based upon certain projects which the Company is negotiating, initial indications of interest, letters of intent and anticipated increased market acceptance and growth of the business.

The Company believes its 2019 projection target can be achieved with placement of MinMaxSpaces™ in the markets of Tennessee and Texas based upon current indications of interest, letters of intent and pending negotiations.  This target reflects our projected and proposed contracts as well as management’s expectation of increased adoption by more developers and purchasers based upon the experience of management in this and similar fields. While growth in these markets is competitive and there is no guarantee we will successfully achieve market acceptance, management believes the Company has a high likelihood of achieving its target in 2019.

Management has projected its future operating expenses by comparison to the actual expenditures incurred by other private and public companies in similar industries.  Based on these comparisons, the Company’s product margins are in line with industry standards.  Margins of 15%-25% are standard in the manufactured housing and 1-3 multi-family housing markets.   The Company expects its EBITDA margins to be between 5% and 15%.  Although a direct comparison does not exist, we believe that these industries and sufficiently analogous to determine a baseline estimate.  We believe that our margins will remain at or better than averages for such competitive industries due to the anticipated higher margins provided by an an internet based sales, marketing and distribution plan, a cost-efficient and streamlined manufacturing model and the Company’s commitment to efficient expense management.

Though management has used its current best understandings and practices to develop these projections, please remember that these are estimates of potential future revenue and income. There is no guarantee the Company will achieve these projections within the stated time frame or at all.

Liquidity and Capital Resources, page 27

4. Please remove your reference to the six months ended June 30, 2018 in the first paragraph of your liquidity section and provide liquidity commentary related to the most recent period presented in your audited financial statements, August 31, 2018.

This has been corrected.

5. Your disclosures indicate that your debt consists of a Convertible Promissory Note from Roger B. Greer and Deborah A. Greer and that the balance of the note along with accrued interest is $200,000.  We further note disclosure under Miscellaneous Financing which indicates that except for the Greer Loan, you are not utilizing other financing tools and then the disclosure that the balance on miscellaneous financing sources was $200,000 with approximately $50,000 of available liquidity.  Please revise this disclosure to clearly indicate what your "miscellaneous financing sources" are, what amounts are outstanding as of August 31, 2018 and what your available liquidity sources are.

We have revised our disclosure to provide that the Greer Loan had available credit of $50,000 as of August 31,2018, but does not have any available credit as of the date of the offering statement.

6. We note your disclosure that you plan to continue using free cash from operation and debt financing to facilitate growth.  Please remove the reference to continuing to use free cash flow from operations given that you have not yet generated cash flows from operations.

We have revised our disclosure to remove the reference to “cash from operations” and provide that the Company will use cash from debt and equity financings to facilitate its growth.

Directors, Executive Officers, and Significant Employees, page 29

7. We note you have not provided the business experience for Mr. Reppe since 2012.  Please revise to add this experience and support the statements in the first two paragraphs that Mr. Reppe is a "proven executive leader and team builder in the following industries:

Technology, Wireless Communications, Construction, Retail Management, and HighTech Agriculture" and that he " is a collaborator and visionary motivated by humanitarian solutions to some of the most difficult challenges facing families and governments worldwide."

We have revised the disclosure for Mr. Reppe to read as follows:

Mike Reppe, age 47, Chief Executive Officer//President/Chief Financial Officer/Director.

From 2012 until joining the Company in 2018, Mr. Reppe served in several management positions. From 2017 to 2018 he was the director of EIKON Group.  Prior to that, he was the Vice President of Sale and Marketing from 2013 to 2017.   Previously, Mr. Reppe was a multi-unit district leader for Cellular Sales at Verizon Wireless, directing 5 locations

and thirty team members for four (4) years (2009-2012) in the Hickory, Statesville and Salisbury North Carolina market.   Prior to this, Mike worked at the Verizon Wireless Corporation in both the states of Washington and North Carolina for three (3) years (2006-2009) as a multi-unit store manager with a team of over 30 sales and service leaders.  Mike was also a district manager in Snohomish County Washington for Go Wireless, an exclusive agent for Verizon Wireless for two (2) years (2004-2006).

Mike has a BA Business Administration / Marketing from Colorado State University and spent 2 semesters in Madrid Spain studying the Spanish language at the Universidad De Madrid.

Related Party Transactions, page 33

8. Your disclosure indicates that you made a deposit on land of $60,000.  Please tell us where this is recorded in your balance sheet at August 31, 2018, or revise your disclosure, if appropriate, to indicate that you have received the refund you reference in the current disclosure.

We have revised our disclosure to reflect the amount of the deposit to be $12,500, which amount is also reflected in the balance sheet.

Plan of Distribution and Selling Security Holders, page 36

9. We note your response to comment 8 of our letter dated September 7, 2018.  However, in the second paragraph of this section, you state "the Company expects to pay approximately 10% of the total amount raised" in offering expenses.   This disclosure suggests offering expenses could be as high as $1,250,000, rather than the $75,000 you have disclosed in other sections.  Please reconcile this disclosure.

The disclosure has been revised to state that the amount of these expenses will be approximately $75,000.

Index to Financial Statements, page 38

10. Please revise the index to the financial statements to properly indicate the date of your financial statements.  In this regard, your statements are as of and through August 31, 2018, not March 22, 2018.

The errors in the index has been corrected.

Independent Auditor's Report, page F-2

11. Please have your auditors revise their report to reflect in the first paragraph that January 4, 2018 is inception consistent with AU Section 508.

The auditor’s report has been revised as requested,

Statement of changes in Shareholder Equity (Deficit), page F-6

12. We note your disclosure on page 14 which indicates that 10,000,000 shares of Common Stock are issued or outstanding at the time of this offering and your disclosure on page 32 which identifies the common stock owners.  Please tell us how the issuance of these shares was accounted for and why the issuance is not disclosed on the Equity Statement or

Balance Sheet.

The issuance of stock has been accounted for in the revised financial statements.

Notes to the Financial Statements, page F-7

13. Please revise your footnote disclosures to provide the details of your significant balance sheet accounts.  In this regard we note that you have deposit on inventory of $50,000 recorded on your balance sheet and $25,000 of that amount has been paid to a related party.  Please identify what the remaining $25,000 relates to.  Further we note a current loan receivable of $12,550 and a long-term, non-related party loan balance of $23,000 at August 31, 2018 which you are accounting for at cost.  Please provide footnote disclosure regarding the terms of these receivables.

The disclosure has been revised to correctly reflect these amounts.

Note E - Convertible Notes Payable, page F-8

14. Please revise your filing to clearly indicate the terms of your Convertible Notes Payable which supports the $400,000 balance and whether they are payable to related parties.

Note E has been revised to disclose the terms of the Convertible Notes Payable.

Exhibits

15. We note your response to comment 18 of our letter dated September 7, 2018, however, you do not appear to have filed the Bylaws with your last amendment.   Please include the amended and restated Bylaws with your next amendment.

The Bylaws are being filed herewith as Exhibit 2.2.

16. Please file the Subscription Agreement with your next amendment.

The Subscription Agreement is filed herewith as Exhibit 10.4.

Thank you for your direction and assistance in this matter.  Please contact me with any additional questions or comments.

Sincerely,

J. Martin Tate, Esq.

CARMAN LEHNHOF ISRAELSEN